FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of March

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date March 25, 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 March 8, 2004

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 203,483 t @ 14.5 g/t Au 14.13 g/t Au / 13 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Matamec
Noranda
Novicourt

DRILLING BEGINS AT GAYOT, CORVET AND COULON APPLE PROJECT: SIGNING OF AN AGREEMENT WITH MATAMEC

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce the beginning of drill programs on its Gayot, Corvet and Coulon projects located in the Middle North, Province of Quebec.

A budget of approximately $2.3 million has been approved to carry out ground geophysics and drilling. All ground geophysical surveys were recently completed and more than 7,000 metres of drilling are planned on the three projects during the next three following months. Drill programs will commence in March 2004.

Gayot (50% Virginia – 50% BHP Billiton)
A budget of $1 million has been affected to the drill program on Gayot. Virginia and BHP Billiton will test the extensions of several Ni-Cu-Pt-Pd zones as well as some unexplained geophysical targets. Note that the Gayot project is the host to Ni-Cu-Pt-Pd-rich mineralisations that returned values varying from 0.5 to 15.0% Ni and up to 17.2 g/t Pt-Pd while drill intersections graded up to 9.03% Ni, 0.6% Cu and 9.0 g/t Pd-Pt over 2.55 metres (news release of May 10, 2002).

Corvet (100% Virginia)
Work performed during fall 2003 on the Corvet property has exposed gold mineralisation in a promising geological setting, with the presence of favourable lithologies and structures, and pervasive alteration system. At least two distinct gold-bearing corridors will be the object of drilling this winter and some unexplained geophysical anomalies will also be tested. Note that during the fall of 2003 auriferous showings were detected over a distance of more than one kilometre along one of these corridors. The mineralisation of metric thickness graded up to 30 g/t Au in a selected sample and 6.59 g/t Au over 2.0 metres in channel (news release of November 2003). Surface sampling carried out on the second corridor reported values varying from 2.7 g/t Au and 56.0 g/t Au over a distance of approximately 150 metres. The only channel done on that zone graded 3.79 g/t Au over 5.2 metres.

Coulon (100% Virginia)
The Dom showing, discovered in the fall of 2003 on the Coulon project, shows all the features that characterize volcanogenic polymetallic mineralisations typical of mining camps in Abitibi. The Dom showing was followed at surface over more than 250 metres within a bimodal sequence of altered (cordierite, anthophyllite, tremolite and sulphides) volcanics. Mineralisation consists of metric to plurimetric stringers and lenses of semi-massive to massive sulphides, containing variable proportions of pyrrhotite, pyrite, sphalerite, galene and chalcopyrite.

Best grades obtained in selected samples have returned values of up to 22.37% Zn, 3.07% Pb, 482 g/t Ag and 0.5 g/t Au (news release of November 6, 2003). Ground and airborne geophysics confirmed that the Dom showing corresponds to a geophysical anomaly that could be followed over more than 300 metres. That anomaly and other unexplained geophysical anomalies located in the extension of the Dom showing will be drill tested during the next work program.

MegaTEM Strategic Alliance
Drilling is still in progress on the MegaTEM project in partnership with Noranda Inc. and Novicour Inc. Tens of MegaTEM anomalies will be drilled in 2004. These anomalies were selected from the 10 airborne surveys carried out by the Noranda-Novicourt-Virginia partnership in the Quebec northwest.

Placer Dome Pt-Pd Strategic Alliance
Virginia and Placer Dome agreed on the termination of their alliance after a thorough evaluation of the platinum-palladium results from work carried out in the Labrador Trough region of Quebec. Thus best results returned values of up to 18 g/t Pt-Pd, none of the sectors investigated during the two last years have delimited mineralized zones justifying further work. Virginia and Placer Dome have clearly expressed their mutual satisfaction as for work conducted on the project and business relation.

Virginia/Matamec Agreement on Apple Property
Virginia announces the signing of an agreement with Matamec Explorations Inc. Under the terms of this agreement Matamec has the option to earn a 50% interest in the Apple property. Matamec will be the operator during the 4-year acquisition period then Virginia will become the operator. To earn its 50% interest, Matamec must spend $450,000 in exploration work according to the following timeframe:

1st year: $50,0000
2nd year: $100,000
3rd year: $150,000
4th year: $150,000

Furthermore, Matamec will make payments in shares for a total of $50,000 as follows:

Upon signature: $10,000
1st anniversary of signature: $10,000
2nd anniversary of signature: $15,000
3rd anniversary of signature: $15,000

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $18 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca